July 18, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

This letter is submitted in response to the comments set forth in your letter to me dated July 13, 2006.  For your convenience, we have set forth below each of your numbered comments, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Cost of Revenue, page 45

1.               In addition to the $4.7 million Global Crossing settlement, please tell us and disclose the portion of the increase in the cost of revenue attributable to the inclusion of ATI and the cost impact of the TRRO.  Please quantify the related amounts to fully explain the significant increase in the cost of revenue as a percentage of revenue between 2004 and 2005 and state whether you expect the cost trend to continue.

Eschelon Response:  The increase in cost of revenue attributable to the inclusion of ATI in 2005 was $27.1M.  The cost impact of the TRRO in 2005 was $2.0M.

Cost as a percent of revenue increased from 40.1% in 2004 to 44.8% in 2005 for a variance of 4.7%.  The Global Crossing settlement contributed to 2.1% of cost as a percentage of revenue.  The TRRO cost increase incurred in 2005 contributed 0.9% of cost as a percentage of revenue.  ATI’s lower margin customer base that was acquired by Eschelon at the end of 2004 contributed to the remainder of the increase in cost as a percentage of revenue.  The Company does not expect this trend to continue and expects cost as a percentage of revenue to remain relatively consistent in the future absent future acquisitions.

2.               Please tell us the nature of “baskets and carveouts” as they pertain to your restrictive covenants.

Eschelon Response:  Our restrictive covenants and the associated baskets and carveouts are standard and customary for the type of indebtedness we have outstanding.  Our registration statement on Form S-4 relating to the initial issuance of our Senior Second Secured Notes and each of our filings relating to subsequent issuances contains a summary of these covenants as well as the baskets and carveouts.  In addition, these covenants, along with their associated baskets and carveouts are fully disclosed in our indenture for our Senior Second Secured Notes previously filed as an exhibit via EDGAR.   As an example of a “basket” and a “carveout”, we have a limitation on indebtedness covenant, which restricts our ability to issue additional debt subject to certain exceptions.  One of those exceptions is that we are allowed a $5 million “basket” for additional indebtedness.  Another exception is that we are allowed to “carve out” indebtedness associated with acquired companies from our indebtedness restriction.   There are a number of similar covenants and related baskets and carveouts, all of which can be found both in the indenture itself and in our prior filings.  Given that the summary disclosure of these items is fairly lengthy, we believe that repeating the disclosure in each of our periodic reports would detract from the essential discussion of our recent operating results and financial condition and not prove particularly useful to investors.  If any particular covenant, basket or carveout were to potentially have a material impact on our liquidity or anticipated capital requirements we would discuss that particular covenant, basket or carveout in the applicable periodic report.

Item 9A.  Change in Internal Control over Financial Reporting, page 54

3.               Please supplementally confirm to us, if true, that during the quarter ended December 31, 2005, there have been no changes in your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.  In future filings, please delete “significant” from your statement contained in this section.

Eschelon Response:  During the quarter ended December 31, 2005, there have been no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.  In future filings, we will delete “significant” from our statement contained in this section in accordance with the Staff’s comment.

Consolidated Statements of Operations, page F-4

4.               As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of revenues” or remove the caption “gross profit.”

Eschelon Response:  The Company will disclose the amount of depreciation related to property, plant and equipment in the parenthetical “(excludes depreciation and amortization)” in future filings in accordance with the Staff’s comment.  However, the company believes that its current presentation of “gross profit” (including the associated parenthetical mentioned above) is appropriate and consistent with both industry practice and management’s method of analyzing the operating results of the business.

Note 2. Acquisitions, page F-14

5.               We note your statement that “during the fourth quarter of 2005, the Company completed an independent valuation.”  Since valuation performed by the Company is by definition not independent, please delete “independent” from your disclosure.  Also, revise to provide disclosures that explain the method and assumptions used by management to determine valuation.

Eschelon Response:  The Company hired an independent third party to assist it in completing the valuation of the fair value of the assets and liabilities acquired, including any identifiable intangible assets.  The results of this third party valuation were the basis the Company used in recording the assets and liabilities acquired.  In future filings, the Company will change the phrase “completed an independent valuation” to “commissioned a third party valuation firm to complete an independent valuation” in accordance with the Staff’s comment.

Note 6.  Operating and Capital Leases, page F-18

6.               We note that your 2005 minimum lease payments were $6.9 million and your 2006 minimum lease payments are $4.9 million.  Please tell us the reason for the decrease in the minimum lease payments.  Also, tell us how you have accounted for the landlord incentives in the Baker Center lease (Exhibit 10.11.1) and your basis in the accounting literature.

Eschelon Response:  While preparing the financial statements for the 2005 Form 10-K, the Company identified that approximately $2.2 million of colocation site expenses that were included in the $6.9 million future minimum lease payments could be terminated at any time without any further obligation due.  Removing the $2.2 million colocation expense from $6.9 million results in minimum lease obligations for 2005 of $4.7 million.  The 2006 minimum lease payments referenced in the 2005 10-K are $4.9 million, which is a slight increase over the $4.7 million adjusted 2005 amount.

In accordance with FASB Technical Bulletin 88-1 (FTB 88-1), Issues Relating to Accounting For Leases, landlord incentives received are recorded as deferred rent and amortized as a reduction to rent expense over the term of the lease.

Specific to the December 29, 2005 amendment, the Company has not received any landlord incentives.  The Company is currently in the process of building out the space and plans to finish the build out during the third quarter of 2006.  At that time, the Company will apply its accounting in accordance with FTB 88-1.

Note 10.  Condensed Consolidating Financial Information, page F-23

7.               Please present the condensed consolidating statements of cash flows for December 31, 2003, 2004 and 2005.

Eschelon Response:  The Company will present three years of condensed consolidating statements of cash flows in future filings in accordance with the Staff’s comment.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

8.               Please comply with all of the above applicable comments.

Eschelon Response:  The Company will comply with all of the above applicable comments in future filings in accordance with the Staff’s comment.

Note 3.  Notes Payable, page 10

9.               Please refer to your Form 8-K filed on March 27, 2006.  We note that a portion of the notes will be automatically exchanged for an identical principal amount of the outstanding notes.  Each holder of the notes will own an inseparable unit comprised of notes of each separate issuance in the same proportion as each other holder.  Citing your basis in accounting literature, please tell us how you are accounting for this exchange.  Also, please disclose the terms of the exchange.

Eschelon Response:  Eschelon has issued 8.375% Senior Second Secured Notes on three separate occasions for various reasons including one refinancing and two acquisition financings.  These three issuances were completed under a common indenture but with three separate CUSIPs and with issue prices at various discounts to face value.  All amounts outstanding under Eschelon’s Senior Second Secured Notes indenture have identical terms, however, including the common 8.375% cash coupon.

The Company, through its trustee and transfer agents,  recently completed an automatic exchange as provided for under its indenture such that the three CUSIPs have now been combined into one global CUSIP.  The exchange had no impact on the Company or the terms of any of its outstanding indebtedness.  Therefore, no accounting changes were required at the time of the exchange.

The purpose of the exchange was to facilitate more liquid trading in the company’s securities.  Separate CUSIPs were originally required because of the different issue prices and the different original issue discount (“OID”) rates provided to note holders for tax purposes.  By combining the three separate CUSIPs into one unit certificate, the Company is able provide a blended OID rate to note holders making trading in these securities easier.  This change had no impact on either the individual or the blended OID rate for the Company.  The exchange occurred at the note holders’ level between note holders versus occurring at the Company level.  The Company did not exchange a new security for the outstanding notes, rather the note holders, through DTC, each exchanged a pro rata portion of the notes from each of the three issuances with one another so that each noteholder would hold an interest in a unit certificate that is traded under a single CUSIP.

Cost of Revenue, page 21

10.         Considering the 8.5% increase in network service revenues due to higher access lines in service, it is unclear to us why the increase in the related cost of revenue was minimal, remaining at approximately the same level as last year.  Furthermore, the cost level does not appear to be consistent with your disclosure in the Form 10-K in which you stated that the cost for existing UNEs affected by the TRRO will increase by an estimated 15% during the year-long transition period.”  Please address the specific factors that allowed you to maintain the same of level of network services cost of revenues during the first quarter of 2006 as compared with the quarter prior to the effectiveness of the TRRO.

Eschelon Response:  In the first quarter of 2006 network service cost of revenue increased by $762K or 3.8% versus the first quarter of 2005.  A number of factors contributed to this increase being less than the 8.5% increase in revenue versus the first quarter of 2005 including: 1) the company’s continued focus on selling high margin T1-based products; 2) continued higher churn of lower margin analog-based products; 3) favorable negotiation of wholesale long distance costs and; 4) efficiencies associated with the integration of ATI.  In particular, we eliminated duplicate ATI colocations, disconnected ATI’s long distance network, negotiated favorable network contracts due to increased buying power of the combined companies and moved Eschelon facilities and customers on to certain ATI network assets.

The TRRO became effective on March 11, 2005.  Eschelon’s UNE-P rates went up $2.70 per line retroactive to January 1st in Qwest territory.  On January 1, 2006, our UNE-P rates went up again, although to a lesser extent ($1.95 per line).  The rest of Eschelon’s impacted UNEs saw the 15% increase that Eschelon began accruing in March 2005.  The 15% increase impacted only certain network elements in limited areas and did not impact the majority of Eschelon’s costs.

Sales, General and Administrative Expense, page 21

11.         Please tell us in detail what you mean by the “improved efficiency of (our) existing operations resulting from (our) fixed cost structure supporting a higher level of revenue.”  Please identify the significant elements of your fixed cost structure.  In this regard, please also explain how you were able to mitigate any cost increase related to your sales efforts (i.e., an increase in your sales force from 230 associates at March 31, 2005 to 250 associates at March 31, 2006, as disclosed under Revenues on page 20).

Eschelon Response:  Eschelon’s sales, general and administrative cost are largely fixed as they are driven by the 1,100 associates that were employed at the March 31, 2006.  Over the past five years the Company has been able to leverage its employee base and continually support a higher level of revenue without adding a significant number of additional associates.  In addition, the Company has been attaining synergies related to its acquisition of ATI.  While sales associates increased from 230 associates at March 31, 2005 to 250 associates at March 31, 2006, the Company’s total headcount actually declined from 1,130 to 1,100 during that same time period.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses to the Staff comments above are clarifications versus material modifications to our filings.  Accordingly, we would propose to make all changes mentioned above prospectively in future filings.

Sincerely,

Geoffrey M. Boyd

Chief Financial Officer